UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES FINAL TENDER RESULTS AND

FINAL SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – FEBRUARY 9, 2017 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that holders of US$4,899,100,000 and €631,753,000 principal amount of the outstanding notes of the series set forth in the table below (all such notes, collectively, the “Old Notes” and each a “series” of Old Notes), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Old Notes at or prior to 11:59 p.m., New York City time, on February 8, 2017 (the “Expiration Date”), pursuant to PGF’s previously announced cash tender offers (the “Tender Offers”).

The following table summarizes the final tender results as of the Expiration Date and the principal amount of Old Notes that PGF has accepted for purchase:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Acceptance Priority Level	Tender Offer Consideration(1)	Total Consideration(1)(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase

3.000% Global Notes due January 2019	71647NAB5 / US71647NAB55	US$1,452,566,000	1	US$976.25	US$1,006.25	US$760,733,000	US$760,733,000

Floating Rate Global Notes due January 2019	71647NAE9 / US71647NAE94	US$750,492,000	2	US$986.25	US$1,016.25	US$419,477,000	US$419,477,000

7.875% Global Notes due March 2019	71645WAN1 / US71645WAN11	US$1,813,907,000	3	US$1,075.00	US$1,105.00	US$1,108,347,000	US$1,108,347,000

3.25% Global Notes due April 2019	NA/XS0835886598	€1,300,000,000	4	€1,021.25	€1,051.25	€631,753,000	€631,753,000

5.75% Global Notes due January 2020	71645WAP6 / US71645WAP68	US$2,500,000,000	5	US$1,018.75	US$1,048.75	US$1,334,773,000	US$1,334,773,000

4.875% Global Notes due March 2020	71647NAH2 / US71647NAH26	US$1,500,000,000	6	US$997.50	US$1,027.50	US$957,465,000	US$957,465,000

Floating Rate Global Notes due March 2020	71647NAL3 / US71647NAL38	US$500,000,000	7	US$986.25	US$1,016.25	US$318,305,000	US$318,305,000

(1)	Per US$1,000 or €1,000, as applicable.
(2)	The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of US dollar denominated Old Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Old Notes accepted for purchase.

Holders of US$13,542,000 and €200,000 principal amount of Old Notes tendered their Old Notes after 5:00 p.m., New York City time, on January 25, 2017 (the “Early Tender Date”), and on or prior to the Expiration Date. PGF has accepted for purchase all of the Old Notes validly tendered in the Tender Offers after the Early Tender Date and on or prior to the Expiration Date. The final settlement date on which PGF will make payment for Old Notes accepted in the Tender Offers after the Early Tender Date is expected to be February 13, 2017 (the “Final Settlement Date”).

Holders of Old Notes that validly tendered on or prior to the Early Tender Date and whose Old Notes were accepted for purchase received the applicable total consideration set forth in the table above, which included an early tender premium as set forth therein, and accrued and unpaid interest on their accepted Old Notes from the last interest payment date to, but not including, January 30, 2017, the early settlement date of the Tender Offers. Holders of Old Notes that validly tendered after the Early Tender Date but on or prior to the Expiration Date and whose Old Notes have been accepted for purchase are entitled to receive only the applicable tender offer consideration set forth in the table above, which is equal to the total consideration set forth in the table above minus the applicable early tender premium as set forth therein, and to receive accrued and unpaid interest on their accepted Old Notes from the last interest payment date to, but not including, the Final Settlement Date.

The total cash payment to purchase the accepted Old Notes on the Final Settlement Date will be US$13,975,639.76 and €209,913.02, in each case including accrued and unpaid interest. Old Notes that have been validly tendered after the Early Tender Date and on or prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law.

The Tender Offers have now expired. No Old Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Tender Offers. Any tendered Old Notes that are not accepted for purchase will be returned or credited to the holder’s account.

The Tender Offers were made pursuant to the offer to purchase dated January 9, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal dated January 9, 2017 (as amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF engaged Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation acted as the depositary and information agent for the Tender Offers.

This press release is not an offer to sell or purchase, nor a solicitation of an offer to sell or purchase, nor the solicitation of tenders with respect to, the securities described herein. The Tender Offers were not made to holders of Old Notes in any jurisdiction in which PGF was aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers were deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to Banco Bradesco BBI S.A. at +1 (212) 888-9145, Citigroup Global Markets Inc. at + 1 (212) 723-6106, HSBC Securities (USA) Inc. at +1 (212) 525-5552, Itau BBA USA Securities, Inc. at +1 (212) 710-6749 and Morgan Stanley & Co. LLC at +1 (212) 761-1057. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated January 9, 2017, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: February 9, 2017